UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company)

GEORGIA-PACIFIC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.80 Per Share

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)

James F. Kelley

Executive Vice-President and General Counsel

Georgia-Pacific Corporation

133 Peachtree Street, N.E.,

Atlanta, Georgia, 30303

(404) 652-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Creighton O’M. Condon

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005 and amended on November 25, 2005, December 1, 2005, December 2, 2005, December 8, 2005, December 13, 2005 and December 16, 2005 by Georgia-Pacific Corporation, a Georgia corporation (the “Company”), relating to the tender offer by Koch Forest Products, Inc. (“Purchaser”), a Georgia corporation and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Parent” or “Koch Industries”), disclosed in a Tender Offer Statement on Schedule TO dated November 17, 2005, as amended, and filed with the SEC, to purchase all of the issued and outstanding shares of common stock, par value $0.80 per share, of the Company (the “Shares”) at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated November 17, 2005, as amended, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement, entitled “Additional Information,” is hereby amended and supplemented as follows:

The section captioned “Antitrust – The European Union” in Item 8 of the Statement is hereby amended by adding the following new paragraph immediately after the last paragraph of such section:

“On December 19, 2005, Koch Industries issued a press release announcing that the European Commission issued a decision on December 19, 2005 declaring the Offer and the Merger compatible with the Common Market under the EC Merger Regulation, and approved the notified transactions without conditions. The issuance of this decision satisfies the EC Condition to the Offer, which is the last regulatory approval that is a condition to the Offer.”

Item 8 of the Statement, entitled “Additional Information” is hereby amended and supplemented by adding the following Section to the end of the Item:

“The Offer.

The Offer expired at 5:00 p.m., New York City time, on December 19, 2005. The Purchaser was advised by Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), that approximately 237,793,992 Shares (including 20,723,971 Shares that were tendered pursuant to guaranteed delivery procedures), representing in excess of 89% of all issued and outstanding Shares, were validly tendered and not withdrawn prior to the expiration of the Offer. Accordingly, on December 20, 2005, the Purchaser announced that it had accepted for purchase and payment all such Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser notified the Depository to pay promptly for the tendered and accepted Shares.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

By:	/s/ WILLIAM C. SMITH III
Name: William C. Smith III Title: Secretary

Dated: December 20, 2005